Afya Limited Announces First-Quarter 2025 Financial Results

Impressive Adjusted EBITDA Margin Expansion

and Cash Generation

Full Year 2025 Guidance Reaffirmed

Nova Lima, Brazil, May 08, 2025 – Afya Limited (Nasdaq: AFYA; B3: A2FY34) (“Afya” or the “Company”), the leading medical education group and medical practice solutions provider in Brazil, reported today its financial and operating results for the three-month period ended March 31, 2025 (first quarter 2025). Financial results are expressed in Brazilian Reais and are presented in accordance with International Financial Reporting Standards (IFRS).

First Quarter 2025 Highlights

▪	1Q25 Net Revenue increased 16.4% YoY to R$936.4 million. Net Revenue excluding acquisitions increased 10.9%, reaching R$891.5 million.
▪	1Q25 Adjusted EBITDA increased 23.7% YoY reaching R$492.0 million, with an Adjusted EBITDA Margin of 52.5%. Adjusted EBITDA Margin increased 300 bps YoY. Adjusted EBITDA excluding acquisitions grew 15.8%, reaching R$460.6 million, with an Adjusted EBITDA Margin of 51.7%.
▪	1Q25 Net Income increased 23.4% YoY, reaching R$257.0 million, and Adjusted Net Income increased 17.1% YoY, reaching R$293.9 million. Basic EPS growth was 23.3% in the same period.
▪	Operating Cash Conversion ratio of 96.8%, with a solid cash position of R$1,154.9 million.
▪	Over 317 thousand users in Afya’s ecosystem.

Table 1: Financial Highlights
	For the three months period ended March 31,
(in thousand of R$)	2025	2025 Ex Acquisitions*	2024	% Chg	% Chg Ex Acquisitions
(a) Net Revenue	936,360	891,527	804,239	16.4%	10.9%
(b) Adjusted EBITDA [2]	491,971	460,603	397,853	23.7%	15.8%
(c) = (b)/(a) Adjusted EBITDA Margin	52.5%	51.7%	49.5%	300 bps	220 bps
Net income	257,036	-	208,299	23.4%	-
Adjusted Net income	293,897	-	250,966	17.1%	-
*For the three months period ended March 31, 2025, "2025 Ex Acquisitions" excludes: UNIDOM (January to March, 2025; Closing of UNIDOM was in July 2024).
(2) See more information on "Non-GAAP Financial Measures" (Item 08).

Message from Management

It is with much satisfaction that Afya starts another year of great operational and financial performance. This quarterly result shows the high predictability of our business and successful execution of our strategy, that once again, combines strong growth, with higher profitability and cash generation – Afya’s three pillars business model. This quarter was marked by Gross margin expansion within our Undergraduate and Continuing Education segments, combined with solid cash generation, and robust EPS growth, showing our consistent business expansion.

Our Revenue Growth this quarter was supported by a successful intake process in all our medical school campuses, ensuring 100% occupancy in our integrated medical schools. Most notably, an example that highlights the effectiveness of our strategy was the acquisition of Unidom with a medical campus located in Salvador that had an occupancy rate below 60% prior to our acquisition. After only two intake processes the campus reached nearly 100% occupancy. This highlights the ongoing value of our ecosystem and the increasing recognition of our brand across the country.

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We proudly present our highest Adjusted EBITDA Margin, ending the first quarter of 2025 with a record of 52.5%. This margin expansion reflects the strong performance of the Undergraduate segment, further enhanced by the continued ramp-up of the four Mais Médicos campuses launched in 3Q22, and most recently the Unidom acquisition. Our ongoing operational restructuring in the Continuing Education and Medical Practice Solutions segments contributed to improve cost management across selling, general, and administrative expenses in addition to enhancements to our shared services center, centralizing operations and increasing efficiency and operational synergies.

With the closing of the acquisition of Funic, we are excited to expand our undergraduate presence into the metropolitan area of Belo Horizonte, capital of Minas Gerais. This acquisition contributes 60 medical seats to Afya in Contagem, bringing our total approved medical seats to 3,653 in Brazil.

Furthermore, we are proud to highlight the excellent performance of our undergraduate medical schools in the most recent ENADE (Exame Nacional de Desempenho dos Estudantes – National Student Performance Exam), which reaffirms Afya’s commitment to academic excellence and the quality of medical education we provide across Brazil.

In April, we were proud to receive two significant recognitions. Moody’s Local Brazil upgraded our national scale credit rating from AA+.br to AAA.br with a stable outlook, reflecting our strong balance sheet, rewarded by cash generation, and financial discipline. They also highlighted our leadership in medical education and successful acquisition integration. We are also pleased to highlight that we successfully achieved all the IFC-defined targets for 2024, including the number of free medical consultations provided and the percentage of medical courses rated with the highest quality scores. This achievement will trigger a 15 bps step-down in our loan interest rate over the next 12 months, reinforcing and solidifying both our social impact and financial discipline. Additionally, we received our first ESG rating from MSCI, debuting with a solid BBB score. MSCI’s sector relative methodology underscores that Afya outperformed a significant portion of its peers, particularly in areas like data privacy and security, where our practices were stronger than many in the industry.

Looking ahead, Afya remains committed to its mission: to provide an integrated ecosystem of education and medical practice solutions throughout the entire medical journey. We continuously strive to support healthcare professionals' development, ongoing learning, and productivity. We are proud of our achievements and excited about what lies ahead.

1.	Key Events in the Quarter
▪	On March 12, 2025, the Company’s Board of Directors approved the first dividend distribution in the amount of R$129,784, representing 20% of the Company’s consolidated net income for the year ended December 31, 2024 and a dividend per share of R$1.348923, paid in U.S. dollars on April 4, 2025, to the shareholders on record as of the close of business on March 26, 2025 at the exchange rate (PTAX) published by the Brazilian Central Bank on March 13, 2025.
▪	On December 27, 2024, Law 15,079/2024 was enacted, establishing the implementation of the OECD’s Pillar Two global minimum tax in Brazil, effective as of January 1, 2025. Law 15,079/2024 aligns the Brazilian tax legislation to the OECD’s Global Anti-Base Erosion (GloBE) rules by introducing a minimum effective taxation of 15% through an additional Social Contribution on Net Profit (“CSLL”). This regulation applies to multinational groups within the scope of the OECD’s GloBE rules, specifically those whose ultimate parent entity reported annual consolidated revenues of at least €750 million in at least two of the four fiscal years immediately preceding the year under review. The rules are designed to ensure that the additional CSLL qualifies as a Qualified Domestic Minimum Top-up Tax (QDMTT) under the OECD Inclusive Framework, subjecting Brazilian entities to a minimum tax rate of 15%. On March 28, 2025, the Company filed a writ of mandamus with the Brazilian Federal Court challenging the enforceability of the newly enacted additional CSLL. The legal proceeding is grounded on constitutional and statutory arguments, and is waiting for court decision to prevent the collection of the additional CSLL, which is scheduled to be required in 2026 with respect to the 2025 fiscal year. The additional income tax expense as a result of Law 15,079/2024 for the three-month period ended March 31, 2025 was R$23,212.

2.	Subsequent Event
▪	On May 7, 2025, Afya Participações announced the closing of its acquisition of 100% of the total share capital of Faculdade Masterclass Ltda. (“FUNIC”), located in Contagem, a city in the metropolitan area of Belo Horizonte, the capital of the State of Minas Gerais.

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The acquisition contributes 60 medical school seats to Afya. FUNIC is pre-operational, with leased real estate prepared for a medical school operation, which is expected to start in the second semester of 2025.

The aggregate purchase price is R$ 100 million, net of the estimated Net Debt deducted from the down payment. The price and payment conditions were: (i) R$ 60 million, net of the estimated Net Debt, paid in cash on May 07, 2025; and (ii) R$ 40 million will be paid in three annual installments adjusted by CDI.

Additionally, the acquisition includes a contingent consideration for up to 60 additional medical school seats. If approved by MEC within 36 months from the closing date, it will result in an additional payment of R$1,000 per approved seat.

Afya expects an EV/EBITDA of 3.3x at full maturity and post synergies in 2030 with expected Net Revenues of R$ 52.4 million, of which 100% will come from Medicine.

3.	2025 Guidance

The Company is reaffirming its guidance for 2025, which considers the successful acceptance of new students for the first semester of 2025. The guidance for 2025 is defined in the following table:

Guidance for 2025
Net Revenue [1]	R$ 3,670 mn ≤ ∆ ≤ R$ 3,770 mn
Adjusted EBITDA	R$ 1,620 mn ≤ ∆ ≤ R$ 1,720 mn
CAPEX	R$ 250 mn ≤ ∆ ≤ R$ 290 mn
(1) Excludes any acquisition that may be concluded after the issuance of the guidance, notably excluding Funic.
4.	1Q25 Overview

Segment Information

The Company has three reportable segments as follows:

Undergraduate, which provides educational services through undergraduate courses related to medical school, undergraduate health science and other ex-health undergraduate programs;

Continuing education, which provides medical education (including residency preparation programs, specialization test preparation and other medical capabilities), specialization and graduate courses in medicine, delivered through digital and in-person content; and

Medical Practice Solutions, which provides clinical decision, clinical management and doctor-patient relationships for physicians and provide access, demand and efficiency for the healthcare players.

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Key Revenue Drivers – Undergraduate Programs

Table 2: Key Revenue Drivers	Three months period ended March 31,
	2025	2024	% Chg
Undergraduate Programs
MEDICAL SCHOOL
Approved Seats	3,593	3,203	12.2%
Operating Seats [1]	3,543	3,153	12.4%
Total Students (end of period)	25,879	22,609	14.5%
Average Total Students	25,879	22,609	14.5%
Average Total Students (ex-Acquisitions)*	24,263	22,609	7.3%
Net Revenue (Total - R$ '000)	714,713	603,025	18.5%
Net Revenue (ex- Acquisitions* - R$ '000)	672,589	603,025	11.5%
Medical School Net Avg. Ticket (ex- Acquisitions* - R$/month)	9,240	8,891	3.9%
UNDERGRADUATE HEALTH SCIENCE
Total Students (end of period)	26,134	24,881	5.0%
Average Total Students	26,134	24,881	5.0%
Average Total Students (ex-Acquisitions)*	25,348	24,881	1.9%
Net Revenue (Total - R$ '000)	62,811	58,736	6.9%
Net Revenue (ex- Acquisitions* - R$ '000)	61,730	58,736	5.1%
OTHER EX- HEALTH UNDERGRADUATE
Total Students (end of period)	34,995	28,563	22.5%
Average Total Students	34,995	28,563	22.5%
Average Total Students (ex-Acquisitions)*	33,492	28,563	17.3%
Net Revenue (Total - R$ '000)	49,848	42,758	16.6%
Net Revenue (ex- Acquisitions* - R$ '000)	48,220	42,758	12.8%
Total Net Revenue
Net Revenue (Total - R$ '000)	827,372	704,519	17.4%
Net Revenue (ex- Acquisitions* - R$ '000)	782,539	704,519	11.1%
*For the three months period ended March 31, 2025, "2025 Ex Acquisitions" excludes: UNIDOM (January to March, 2025; Closing of UNIDOM was in July 2024).
(1) The difference between approved and operating seats refers to Cametá, a campus that is still pre-operational.

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Key Revenue Drivers – Continuing Education

Table 3: Key Revenue Drivers	Three months period ended March 31,
	2025	2024	% Chg
Continuing Education [1]
Total Studends (end of period)
Residency Journey - Business to Physicians B2P	12,203	14,693	-16.9%
Graduate Journey - Business to Physicians B2P	8,542	7,366	16.0%
Other Courses - B2P and Business to Business Offerings	26,164	26,983	-3.0%
Total Students (end of period)	46,909	49,042	-4.3%
Net Revenue (R$ '000)
Business to Physicians - B2P	65,444	60,538	8.1%
Business to Business - B2B	5,660	4,877	16.0%
Total Net Revenue	71,103	65,415	8.7%
(1) The figure above does not contemplate intercompany transactions

Key Revenue – Medical Practice Solutions

Table 4: Key Revenue Drivers	Three months period ended March 31,
	2025	2024	% Chg
Medical Practice Solutions [1]
Active Payers (end of period)
Clinical Decision	163,071	159,183	2.4%
Clinical Management	34,934	31,806	9.8%
Total Active Payers (end of period)	198,005	190,989	3.7%
Monthly Active Users (MaU)
Total Monthly Active Users (MaU) - Digital Services	244,518	262,717	-6.9%
Net Revenue (R$ '000)[2]
Business to Physicians - B2P	37,231	32,730	13.7%
Business to Business - B2B	4,453	3,843	15.9%
Total Net Revenue	41,684	36,573	14.0%
(1) The figure above does not contemplate intercompany transactions
(2) Net Revenue from 'Shosp', the clinical management software, was reclassified from B2B to B2P.

Key Operational Drivers – Users Positively Impacted by Afya

The Users Positively Impacted by Afya represents the total number of medical students from the Undergraduate segment, students from the Continuing Education and users from Medical Practice Solutions. For the first quarter of 2025, Afya’s ecosystem reached 317,306 users.

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Table 5: Key Revenue Drivers	Three months period ended March 31,
	2025	2024	% Chg
Users Positively Impacted by Afya [1]
Undergraduate (Total Medical School Students - End of Period)	25,879	22,609	14.5%
Continuing Education (Total Students - End of Period)	46,909	49,042	-4.3%
Medical Practice Solutions (Monthly Active Users)	244,518	262,717	-6.9%
Ecosystem Outreach	317,306	334,368	-5.1%
(1) Ecosystem outreach does not contemplate intercompany figures. Note that there may be overlap in student numbers within the data.

Seasonality of Operations

Undergraduate tuition revenues are related to the intake process, and monthly tuition fees charged to students and do not significantly fluctuate during each semester.

Continuing education revenues are mostly related to: (i) monthly intakes and tuition fees on medical education, which do not have a considerable concentration in any period; (ii) Residency journey product revenues, derived from e-books transferred at a point of time, which are concentrated at in the first and last quarter of the year due to the enrollments.

Medical Practice Solutions are comprised mainly of Afya Whitebook and Afya iClinic revenues, which do not have significant fluctuations regarding seasonality.

Net Revenue

Net Revenue for the first quarter of 2025 was R$936.4 million, an increase of 16.4% over the same period in the prior year. Excluding acquisitions, Net Revenue in the first quarter increased by 10.9% YoY to R$891.5 million.

The quarter revenue increase was mainly due to higher tickets in medicine courses, the maturation of medical school seats, the acquisition and the increase of occupancy in Unidom, and the advancement of Medical Practice Solutions and Continuing Education segments.

Table 6: Revenue & Revenue Mix
(in thousands of R$)	For the three months period ended March 31,
	2025	2025 Ex Acquisitions*	2024	% Chg	% Chg Ex Acquisitions
Net Revenue Mix
Undergraduate	827,372	782,539	704,519	17.4%	11.1%
Continuing Education	71,103	71,103	65,415	8.7%	8.7%
Medical Practice Solutions	41,684	41,684	36,573	14.0%	14.0%
Inter-segment transactions	(3,799)	(3,799)	(2,268)	67.5%	67.5%
Total Reported Net Revenue	936,360	891,527	804,239	16.4%	10.9%
*For the three months period ended March 31, 2025, "2025 Ex Acquisitions" excludes: UNIDOM (January to March, 2025; Closing of UNIDOM was in July 2024).

Adjusted EBITDA

Adjusted EBITDA for the first quarter of 2025 increased by 23.7% to R$492.0 million, up from R$397.9 million in the same period of the prior year, with the Adjusted EBITDA Margin rising by 300 basis points to 52.5%.

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The increase in Adjusted EBITDA Margin was mainly driven by: (a) higher gross margin in the Undergraduate and Continuing Education segments; (b) the continued ramp-up of the four Mais Médicos campuses launched in 3Q22; (c) restructuring initiatives within Continuing Education and Medical Practice Solutions; and (d) improved cost efficiency in Selling, General, and Administrative expenses.

Table 7: Reconciliation between Adjusted EBITDA and Net Income

(in thousands of R$)	For the three months period ended March 31,
	2025	2024	% Chg
Net income	257,036	208,299	23.4%
Net financial result	94,994	74,366	27.7%
Income taxes expense	24,782	10,865	128.1%
Depreciation and amortization	91,755	79,269	15.8%
Interest received [1]	14,532	12,415	17.1%
Income share associate	(4,285)	(4,172)	2.7%
Share-based compensation	6,963	8,629	-19.3%
Non-recurring expenses:	6,194	8,181	-24.3%
- Integration of new companies [2]	5,970	5,870	1.7%
- M&A advisory and due diligence [3]	88	248	-64.5%
- Expansion projects [4]	124	605	-79.5%
- Restructuring expenses [5]	12	1,458	-99.2%
Adjusted EBITDA	491,971	397,853	23.7%
Adjusted EBITDA Margin	52.5%	49.5%	300 bps
(1) Represents the interest received on late payments of monthly tuition fees.
(2) Consists of expenses related to the integration of newly acquired companies.
(3) Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.
(4) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(5) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.

Adjusted Net Income

Net Income for the first quarter of 2025, totaled R$257.0 million, reflecting a 23.4% increase YoY. Adjusted Net Income reached R$293.9 million, up 17.1% from the same period in the prior year. This growth was primarily driven by improved operational performance that was partially offset by a higher tax rate compared to the previous year due to the provision of additional CSLL towards OECD’s Pillar Two global minimum tax effects.

Adjusted EPS reached R$3.20 per share for the first quarter ended March 31, 2025, an increase of 17.0% YoY, supported by higher Net Income and a disciplined capital allocation strategy.

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Table 8: Adjusted Net Income
(in thousands of R$)	For the three months period ended March 31,
	2025	2024	% Chg
Net income	257,036	208,299	23.4%
Amortization of Intangible Assets [1]	23,704	25,856	-8.3%
Share-based compensation	6,963	8,630	-19.3%
Non-recurring expenses:	6,194	8,181	-24.3%
- Integration of new companies [2]	5,970	5,870	1.7%
- M&A advisory and due diligence [3]	88	248	-64.5%
- Expansion projects [4]	124	605	-79.5%
- Restructuring expenses [5]	12	1,458	-99.2%
Adjusted Net Income	293,897	250,966	17.1%
Basic earnings per share - in R$ [6]	2.79	2.26	23.3%
Adjusted earnings per share - in R$ [7]	3.20	2.73	17.0%
(1) Consists of amortization of intangible assets identified in business combinations.
(2) Consists of expenses related to the integration of newly acquired companies.
(3) Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.
(4) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(5) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.
(6) Basic earnings per share: Net Income/Weighted average number of outstanding shares.
(7) Adjusted earnings per share: Adjusted Net Income attributable to equity holders of the Parent/Weighted average number of outstanding shares.

Cash and Debt Position

As of March 31, 2025, Cash and Cash Equivalents totaled R$1,154.9 million, an increase of 26.8% over December 31, 2024. Net Debt, excluding the effect of IFRS 16, reached R$1,524.1 million, compared to December 31, 2024, Afya reduced its Net Debt by R$290.8 million due to solid Cash Flow from Operating Activities.

For the three-month period ended March 31, 2025, Afya generated R$470.2 million in Cash Flow from Operating Activities, up from R$429.1 million in the same period of the previous year, an increase of 9.6% YoY, boosted by operational results. The Operating Cash Conversion Ratio reached 96.8%.

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Table 9: Operating Cash Conversion Ratio Reconciliation	For the three months period ended March 31,
(in thousands of R$)	Considering the adoption of IFRS 16
	2025	2024	% Chg
(a) Net cash flows from operating activities	463,850	417,860	11.0%
(b) Income taxes paid	6,386	11,194	-43.0%
(c) = (a) + (b) Cash flow from operating activities	470,236	429,054	9.6%

(d) Adjusted EBITDA	491,971	397,853	23.7%
(e) Non-recurring expenses:	6,194	8,181	-24.3%
- Integration of new companies [1]	5,970	5,870	1.7%
- M&A advisory and due diligence [2]	88	248	-64.5%
- Expansion projects [3]	124	605	-79.5%
- Restructuring Expenses [4]	12	1,458	-99.2%
(f) = (d) - (e) Adjusted EBITDA ex- non-recurring expenses	485,777	389,672	24.7%
(g) = (c) / (f) Operating cash conversion ratio	96.8%	110.1%	-1330 bps
(1) Consists of expenses related to the integration of newly acquired companies.
(2) Consists of expenses related to professional and consultant fees in connection with due diligence services for M&A transactions.
(3) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(4) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of acquired companies.

The following table provides additional details on the cost of debt for the first quarter of 2025, considering loans and financing and accounts payable to selling shareholders. Afya’s capital structure remains solid, with a conservative leveraging position and a low cost of debt. Afya’s Net Debt (excluding the effect of IFRS16) divided by Adjusted EBITDA mid guidance for 2025 would be 0.9x.

Table 10: Gross Debt and Average Cost of Debt
(in millions of R$)	For the three months period ended March 31,
					Cost of Debt
	Gross Debt		Duration (Years)		Per year		%CDI²
	2025	2024	2025	2024	2025	2024	2025	2024
Loans and financing: Softbank	850	826	1.1	2.1	8.6%	6.5%	69%	57%
Loans and financing: Debentures	513	510	2.3	3.3	14.6%	12.7%	115%	117%
Loans and financing: Others	328	446	0.5	1.3	14.7%	12.7%	115%	116%
Loans and financing: IFC	522	-	3.6	-	14.0%	-	110%	-
Accounts payable to selling shareholders	466	405	3.6	0.9	12.7%	10.8%	100%	100%
Total¹| Average	2,679	2,189	2.2	2.1	12.2%	9.8%	97%	91%
(1) Total ammount refers only to the "Gross Debt" columns
(2) Based on the annualized Interbank Certificates of Deposit ("CDI") rate for the period as a reference: 1Q25: ~14,15% p.y. and for 1Q24: ~10.65% p.y.

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Table 11: Cash and Debt Position
(in thousands of R$)
	1Q25	FY2024	% Chg	1Q24	% Chg
(+) Cash and Cash Equivalents	1,154,888	911,015	26.8%	611,077	89.0%
Cash and Bank Deposits	3,508	6,078	-42.3%	5,573	-37.1%
Cash Equivalents	1,151,380	904,937	27.2%	605,504	90.2%
(-) Loans and Financing	2,212,674	2,195,161	0.8%	1,783,094	24.1%
Current	373,275	363,554	2.7%	161,675	130.9%
Non-Current	1,839,399	1,831,607	0.4%	1,621,419	13.4%
(-) Accounts Payable to Selling Shareholders	466,341	530,772	-12.1%	405,410	15.0%
Current	191,698	185,318	3.4%	244,865	-21.7%
Non-Current	274,643	345,454	-20.5%	160,545	71.1%
(-) Other Short and Long Term Obligations	-	-	n.a.	-	n.a.
(=) Net Debt (Cash) excluding IFRS 16	1,524,127	1,814,918	-16.0%	1,577,427	-3.4%
(-) Lease Liabilities	989,184	978,336	1.1%	902,542	9.6%
Current	47,762	45,580	4.8%	40,030	19.3%
Non-Current	941,422	932,756	0.9%	862,512	9.1%
Net Debt (Cash) with IFRS 16	2,513,311	2,793,254	-10.0%	2,479,969	1.3%

CAPEX

Capital expenditures consist of the purchase of property and equipment and intangible assets, including expenditures mainly related to the expansion and maintenance of Afya’s campuses and headquarters, leasehold improvements, and the development of new solutions in the Medical Practice Solutions and content in the Continuing Education.

For the three-months period ending March 31, 2025, CAPEX was R$56.2 million, representing 6.0% of Afya’s Net

Revenue.

Table 12: CAPEX
(in thousands of R$)	For the three months period ended March 31,
	2025	2024	% Chg
CAPEX	56,212	92,901	-39.5%
Property and equipment	38,477	22,955	67.6%
Intanglibe assets	17,735	69,946	-74.6%
- Licenses[1]	-	49,600	n.a.
- Others	17,735	20,346	-12.8%
(1) One-off effect of R$ 49.6 million regarding the Earnout of FIP Guanambi, due to the expansion of 40 seats as disclosed to the market in January 2024.

ESG Metrics

ESG commitment is an important part of Afya’s strategy and permeates the Company’s core values. Afya has been advancing year after year on its core pillars and, since 2021, ESG metrics have been disclosed in the Company’s quarterly financial results in three key metrics, Governance and Employee Management, Environmental and Social.

The 2023 Sustainability Report can be found at: https://ir.afya.com.br/annual-report/

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Table 13: ESG Metrics 1, 2 & 3			1Q25	1Q24	2024	2023
#	GRI	Governance and Employee Management
1	405-1	Number of employees	9,810	9,914	9,717	9,680
2	405-1	Percentage of female employees	59%	58%	59%	58%
3	405-1	Percentage of female employees in the board of directors	30%	36%	30%	36%
4	102-24	Percentage of independent member in the board of directors	40%	36%	40%	36%
		Environmental
5		Total renewable energy generated by own photovoltaic plants (MWh)	1,447.552	1,794.215	6,329.796	4,510.637
6	302-1	Total energy consumed (MWh)	6,330.837	5,831.206	24,260.662	24,036.608
7	302-1	% of renewable energy consumed from own generation	19.5%	26.8%	23.2%	16.0%
8	302-1	% of energy consumed from the power grid	37.6%	30.8%	34.8%	60.3%
9	302-1	% of energy consumed from the free market	42.9%	42.3%	42.0%	23.7%
		Social
10	413-1	Number of free clinical consultations offered by Afya	212,549	147,757	846,264	586,611
11		Number of physicians graduated in Afya's campuses	23,032	20,220	22,867	20,197
12	201-4	Number of students with financing and scholarship programs (FIES and PROUNI)	12,825	10,815	12,342	10,584
13		% students with scholarships over total undergraduate students	14.7%	14.2%	16.0%	16.0%
14	413-1	Hospital, clinics and city halls partnerships	524	518	614	649
(1) Some factors can influence in the adequate proportionality analysis of data over the years, such as: climate changes, COVID-19 pandemic effects, seasonalities, number of employees, number of students, number of active units, among others.
(2) Starting in 2Q22, previously disclosed social data were updated to consider: (a) the number of graduated physicians considering all units after its closing, and (b) partnerships related only to medical schools.
(3) The number of students with financing and scholarship programs (FIES and PROUNI) in 2023 excludes students from the Unima and FCM Jaboatão acquisition, and for 3Q24 onwards, also excludes those from the UNIDOM acquisition.

5.   Conference Call and Webcast Information

When:	May 8, 2025 at 5:00 p.m. EST.
Who:	Mr. Virgilio Gibbon, Chief Executive Officer Mr. Luis André Blanco, Chief Financial Officer

Webcast: https://afya.zoom.us/j/99527431135

OR

Dial-in:

Brazil: +55 11 4632 2236 or +55 11 4632 2237 or +55 11 4680 6788 or +55 11 4700 9668 or +55 21 3958 7888

United States: +1 346 248 7799 or +1 360 209 5623 or +1 386 347 5053 or +1 507 473 4847 or +1 564 217 2000 or +1 646 931 3860 or +1 669 444 9171 or +1 669 900 6833 or +1 689 278 1000 or +1 719 359 4580 or +1 929 205 6099 or +1 253 205 0468 or +1 253 215 8782 or +1 301 715 8592 or +1 305 224 1968 or +1 309 205 3325 or +1 312 626 6799

Webinar ID: 995 2743 1135

Other Numbers: https://afya.zoom.us/u/advMyerzrb

6.   About Afya Limited (Nasdaq: AFYA; B3: A2FY34)

Afya is a leading medical education group in Brazil based on the number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering medical practice solutions to help doctors enhance their healthcare services through their whole career. For more information, please visit www.afya.com.br.

7.   Forward – Looking Statements

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This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward-looking, including risks and uncertainties related to statements about our competition; our ability to attract, upsell and retain students; our capacity to increase tuition prices; our ability to anticipate and meet the evolving needs of students and teachers; our capacity to source and successfully integrate acquisitions; as well as general market, political, economic, and business conditions. Additionally, these statements include financial targets such as revenue, share count and IFRS and non-IFRS financial measures including gross margin, operating margin, net income (loss) per diluted share, and free cash flow. These statements are not guarantees of future performance and undue reliance should not be placed on them.

The Company assumes no obligation to update any forward-looking statements made in this press release to reflect events or circumstances occurring after its publication, nor to incorporate new information or the occurrence of unanticipated events, except as required by law. The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any of these risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from those expressed or implied by the forward-looking statements we make.

Readers should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent management’s beliefs and assumptions only as of the date they are made. Further information on these and other factors that could affect the Company’s financial results is included in filings made with the United States Securities and Exchange Commission (SEC) from time to time, including the section titled “Risk Factors” in the most recent annual report on Form 20-F. These documents are available in the SEC Filings section of the investor relations section of our website at: https://ir.afya.com.br/.

8.   Non-GAAP Financial Measures

To supplement the Company's consolidated financial statements, which are prepared and presented in accordance with IFRS accounting standards as issued by the International Accounting Standards Board—IASB, Afya presents Adjusted EBITDA, Operating Cash Conversion Ratio, Adjusted Net Income and Adjusted EPS, which are non-GAAP financial measures, for the convenience of investors. A non-GAAP financial measure is generally defined as one that intends to measure financial performance but excludes or includes amounts that would not be equally adjusted in the most comparable GAAP measure.

Afya calculates Adjusted EBITDA as net income plus/minus net financial result, plus income taxes expense, plus depreciation and amortization, plus interest received on late payments of monthly tuition fees, plus share-based compensation, plus/minus income share associate, plus/minus non-recurring expenses/income. Operating Cash Conversion Ratio is calculated as the Cash flow from Operating Activities plus income taxes paid, minus/plus non-recurring expenses/income divided by Adjusted EBITDA. The calculation of Adjusted Net Income is the Net Income plus amortization of customer relationships and trademark, plus share-based compensation, plus/minus non-recurring expenses/income. The calculation of Adjusted EPS is the Adjusted Net Income minus the non-controlling interests divided by the Weighted average number of outstanding shares.

The non-GAAP supplemental financial measures are provided with the intend to help investors in assessing the overall performance of Afya’s business regarding its core operations, cash generation and profitability. The non-GAAP financial measures described in this release are not substitutes for the IFRS measures. In addition, the calculations of Adjusted EBITDA, Operating Cash Conversion Ratio, Adjusted Net Income and Adjusted EPS are not standardized financial measures and may differ from the calculations used by other companies, including competitors in the education services industry, and therefore, Afya’s measures may not be comparable to those of other companies.

9.   Investor Relations Contact

E-mail: ir@afya.com.br

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10. Financial Tables

Unaudited interim condensed consolidated statements of financial position

As of March 31, 2025 and December 31, 2024

(In thousands of Brazilian reais)

	March 31, 2025	December 31, 2024
Assets	(unaudited)
Current assets
Cash and cash equivalents	1,154,888	911,015
Trade receivables	636,906	595,898
Recoverable taxes	32,118	25,726
Other assets	57,304	57,145
Total current assets	1,881,216	1,589,784

Non-current assets
Trade receivables	34,014	35,948
Deferred tax assets	7,146	-
Other assets	116,371	115,875
Investment in associate	53,129	54,442
Property and equipment	670,162	658,482
Right-of-use assets	845,698	842,219
Intangible assets	5,504,138	5,532,789
Total non-current assets	7,230,658	7,239,755
Total assets	9,111,874	8,829,539

Liabilities
Current liabilities
Trade payables	129,973	128,080
Loans and financing	373,275	363,554
Lease liabilities	47,762	45,580
Accounts payable to selling shareholders	191,698	185,318
Advances from customers	161,262	161,048
Dividends payable	130,798	-
Labor and social obligations	237,850	208,076
Taxes payable	35,695	33,456
Income taxes payable	9,517	4,247
Other liabilities	5,137	10,836
Total current liabilities	1,322,967	1,140,195

Non-current liabilities
Loans and financing	1,839,399	1,831,607
Lease liabilities	941,422	932,756
Accounts payable to selling shareholders	274,643	345,454
Taxes payable	134,355	112,681
Provision for legal proceedings	115,599	113,521
Other liabilities	42,074	42,742
Total non-current liabilities	3,347,492	3,378,761
Total liabilities	4,670,459	4,518,956

Equity
Share capital	17	17
Additional paid-in capital	2,343,939	2,344,521
Treasury shares	(271,751)	(273,955)
Share-based compensation reserve	194,460	187,497
Retained earnings	2,134,090	2,011,875
Equity attributable to equity holders of the parent	4,400,755	4,269,955
Non-controlling interests	40,660	40,628

Total equity	4,441,415	4,310,583
Total liabilities and equity	9,111,874	8,829,539

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Unaudited interim condensed consolidated statements of income and comprehensive income

For the three-month periods ended March 31, 2025 and 2024

(In thousands of Brazilian reais, except for earnings per share information)

	March 31, 2025	March 31, 2024
	(unaudited)	(unaudited)

Revenue	936,360	804,239
Cost of services	(282,639)	(269,504)
Gross profit	653,721	534,735

Selling, general and administrative expenses	(281,500)	(241,164)
Other income (expenses), net	306	(4,213)

Operating income	372,527	289,358

Finance income	43,481	25,530
Finance expenses	(138,475)	(99,896)
Net finance result	(94,994)	(74,366)

Share of income of associate	4,285	4,172

Income before income taxes	281,818	219,164

Income taxes expenses	(24,782)	(10,865)

Net income	257,036	208,299

Other comprehensive income	-	-

Total comprehensive income	257,036	208,299

Income attributable to:
Equity holders of the parent	251,999	203,393
Non-controlling interests	5,037	4,906
	257,036	208,299

Basic earnings per common share	2.79	2.26
Diluted earnings per common share	2.76	2.22

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Unaudited interim condensed consolidated statements of cash flows

For the three-month periods ended March 31, 2025 and 2024

(In thousands of Brazilian reais)

	March 31, 2025	March 31, 2024
	(unaudited)	(unaudited)
Operating activities
Income before income taxes	281,818	219,164
Adjustments to reconcile income before income taxes
Depreciation and amortization expenses	91,755	79,269
Write-off of property and equipment	305	19
Allowance for expected credit losses	16,558	15,264
Share-based compensation expense	6,963	8,630
Net foreign exchange differences	476	(190)
Accrued interest	76,939	51,745
Accrued interest on lease liabilities	29,563	26,744
Share of income of associate	(4,285)	(4,172)
Provision (reversal) for legal proceedings	408	(1,851)

Changes in assets and liabilities
Trade receivables	(55,632)	(6,434)
Recoverable taxes	(6,392)	(6,914)
Other assets	(6,131)	1,458
Trade payables	1,893	14,472
Taxes payable	10,787	5,439
Advances from customers	214	3,095
Labor and social obligations	29,774	23,528
Other liabilities	(4,777)	(212)
	470,236	429,054
Income taxes paid	(6,386)	(11,194)
Net cash flows from operating activities	463,850	417,860

Investing activities
Acquisition of property and equipment	(38,477)	(22,955)
Acquisition of intangibles assets	(17,735)	(69,946)
Dividends received	5,598	3,900
Acquisition of subsidiaries, net of cash acquired	(65,162)	(147,262)
Payments of interest from acquisition of subsidiaries and intangibles	(14,536)	(24,735)
Net cash flows used in investing activities	(130,312)	(260,998)

Financing activities
Payments of principal of loans and financing	(769)	(10,762)
Payments of interest of loans and financing	(44,980)	(48,806)
Payments of principal of lease liabilities	(11,904)	(9,648)
Payments of interest of lease liabilities	(29,167)	(26,903)
Proceeds from exercise of stock options	1,622	826
Dividends paid to non-controlling shareholders	(3,991)	(3,712)
Net cash flows used in financing activities	(89,189)	(99,005)
Net foreign exchange differences	(476)	190
Net increase in cash and cash equivalents	243,873	58,047
Cash and cash equivalents at the beginning of the period	911,015	553,030
Cash and cash equivalents at the end of the period	1,154,888	611,077

15